     Agreement made as of May 20, 2000 between Ciba Specialty Chemicals Holding Inc. a Swiss Corporation (Ciba SC) and AVANTI No3 S.A., a Luxembourg Corporation (Buyer).

1.   Sale of Shares in 3D Systems Corporation

     Promptly following the Closing of the sale of the Performance Polymers Business of Ciba SC to Buyer (the date on which closing occurs being hereinafter referred to as the Performance Polymers Closing Date), Ciba SC shall procure that its subsidiary, Ciba Specialty Chemicals Canada, Inc. (Ciba Canada), sells the 1,725,366 shares (the 3D Shares) in 3D Systems Corporation (3D Systems) representing 14.4% of the issued share capital of 3D Systems, a Delaware corporation, owned by Ciba Canada to Buyer or as it shall direct for the amount of CHF 27 million (the "3D System Purchase Price") subject to (1) the rights of first refusal under the Shareholders Agreement (the 3D Shareholders Agreement), dated April 10, 1991 among 1726 Holdings Ltd. (1726), a British Columbia Corporation, Lionheart Capital Corp. (Lionheart), a British Columbia Corporation, 3-D Systems Inc. (3-D Canada), a British Columbia Corporation, and Raymond S. Freed, Charles W. Hull, Bethany Griffiths, Virginia Hiramatsu, Paul
B. Warren and Edwin J. Kaftal, (Freed, Hull, Griffiths, Hiramatsu, Warren and Kaftal being hereinafter referred to as the Founders), as amended by an agreement dated May 5, 1993 among 1726, Lionheart, 3-D Canada, the Founders and 3D Systems not having been exercised during the relevant period and being no longer exercisable and (2) filing of notifications by Ciba SC and Buyer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the HSR Act) and the passage of the waiting period under such HSR Act or clearance or early termination having occurred. Ciba SC shall promptly after the Performance Polymers Closing Date give notice to the Founders under the 3D Shareholders Agreement, providing the Founders the opportunity to exercise the right of first refusal provided under the 3D Shareholders Agreement. Ciba SC and Buyer shall promptly after the Performance Polymers Closing Date file a notification under the HSR Act with respect to the sale of the shares and shall diligently pursue the completion of the notification under the HSR Act. In the event the Founders exercise their right of first refusal under the 3D Shareholders Agreement, Ciba SC shall promptly give notice of such exercise to Buyer and thereupon, Ciba SC shall have no further obligation to sell to Buyer or to indemnify Buyer for its failing to sell, and Buyer shall have no further obligation to purchase from Ciba SC, the 3D Shares. Ciba SC and Buyer shall complete the sale of the 3D Shares to Buyer within 10 days after the later of (i) the Founders have failed to exercise their right of first refusal under the 3D Shareholder Agreement so that they are no longer entitled to exercise such right of first refusal and
(ii) the passage of the waiting period or clearance under the HSR Act. The obligation of Ciba Canada to sell the 3D Shares and of the Buyer to purchase such 3D Shares shall terminate if the sale of such 3D Shares has not been completed by January 31, 2001. At the time of the transfer of the 3D Shares to Buyer, or as it shall direct, Buyer shall pay the 3D Systems Purchase Price to Ciba SC in cash. Buyer acknowledges that it is aware of the restrictions pursuant to applicable US securities laws with respect to the resale of the 3D Shares. If in accordance with the terms of this Section 2.8, the Buyer shall cease to have an obligation to purchase the 3D Shares, the Purchase Price of the Performance Polymers Business under the Transaction Agreement dated

December 14, 1999 between the parties hereto as amended by the Amendment dated May 20, 2000 shall be permanently reduced by CHF 27 million and Buyer shall retain the 3D Systems Purchase Price.

2.   Successors and Assigns

     No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party, provided, however, that either party may assign its rights hereunder to any corporation which is owned directly or indirectly by such party, provided that the assigning party shall remain jointly and severally liable with the assignee with respect to any obligations under this Agreement.

3.   Governing Law

     This Agreement shall be construed in accordance with and governed by the laws of Switzerland (without regard to the choice of law provisions thereof and under the exclusion of the United Nations Convention on Contracts for International Sale of Goods of April 11, 1980).

4.   Jurisdiction

Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidity thereof, shall exclusively be settled by arbitration in accordance with the London Court of International Arbitration Rules, as amended. In addition, or in exception as the case may be, to such rules, Ciba SC and Buyer agree on the following rules with respect to the arbitration:
(a) The number of arbitrators shall be three and each party shall appoint one arbitrator and the two party-appointed arbitrators shall appoint the chairman. In case (i) the defendant party fails to appoint its arbitrator within thirty days of receipt of the claimant party's request for arbitration or (ii) if the two party-appointed arbitrators fail to nominate the chairman within forty days of the nomination of the defendant party-appointed arbitrator, the appointing authority shall appoint (x) the second party-appointed arbitrator (who then, together with the plaintiff party-appointed arbitrator, shall appoint the chairman in accordance with the above) or (y) the chairman, whatever the case is. In case the claimant party fails to appoint its arbitrator, the request for arbitration shall not be deemed to be valid.
(b) The appointing authority shall be the London Court of International Arbitration.
(c) The chairman shall be of a nationality other than Swiss, German or British. All arbitrators shall not be older than the age of sixty-five at the time of their appointment.
(d)  The language of the arbitration shall be the English language.
(e) The arbitration shall have its seat in London. The arbitrators shall be free to hold hearings and meetings elsewhere.
(f) The parties hereby expressly waive the right to avail themselves of any defense of non-arbitrability and of any privileges or immunities from jurisdiction, suit or execution/enforcement with respect to any proceedings instituted in connection with

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

     this Agreement before any panel of arbitrators appointed in accordance with these provisions or any state courts (including the state courts which could have jurisdiction to deal with interim measures of protection, attachments or recognition or enforcement proceedings).

     IN WITNESS WHEREOF, the parties hereto caused this Agreement to be duly executed by their respective authorized officers on the day and year first above written.

                              CIBA SPECIALTY CHEMICALS HOLDING INC.


                              By:  /s/ Peter Rudolph
                                ---------------------------------------
                                Name: Peter Rudolph
                                Title: Assistant General Counsel
                                (By special Power of Attorney)



                              AVANTI No3 S.A.


                              By:  /s/ Tom Leader
                                 --------------------------------------
                                 Name: Tom Leader
                                 Title: Director

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